EXHIBIT 2.2 – MERGER FL

ARTICLES OF MERGER

The following articles of merger are being submitted in accordance with section(s) 607.1109, 608.4382, and/or 620.203, Florida Statutes.

FIRST: The exact name, street address of its principal office, jurisdiction, and entity type for each merging party is as follows:

Name and Street Address	Jurisdiction	Entity Type

1. ICBS INTERNATIONAL CORP	Florida	Corporation
205 Church Street, Suite 340
New Haven, CT 06510

Florida Document/Registration Number:	F03780	FEI Number:	N/AE

SECOND: The exact name, street address of its principal office, jurisdiction, and entity type of the surviving party are as follows:

Name and Street Address	Jurisdiction	Entity Type

WAH KING INVEST CORP.	Delaware	Corporation
Kobaltweg 11
3542CE Utrecht
The Netherlands

Florida Document/Registration Number:	N/A	FEI Number:	N/A

THIRD: The attached Plan of Merger meets the requirements of section(s) 607.1108, 608.438, 617.1103, and/or 620.201, Florida Statutes, and was approved by each domestic corporation, limited liability company, partnership and/or limited partnership that is a party to the merger in accordance with Chapter(s) 607, 617, 608, and/or 620, Florida Statutes.

FOURTH: If applicable, the attached Plan of Merger was approved by the other business entity(ies) that is/are party(ies) to the merger in accordance with the respective laws of all applicable jurisdictions.

FIFTH: If not incorporated, organized, or otherwise formed under the laws of the state of Florida, the surviving entity hereby appoints the Florida Secretary of State as its agent for substitute service of process pursuant to Chapter 48, Florida Statutes, in any proceeding to enforce any obligation or rights of any dissenting shareholders, partners, and/or members of each domestic corporation, partnership, limited partnership and/or limited liability company that is a party to the merger.

SIXTH: If not incorporated, organized, or otherwise formed under the laws of the state of Florida, the surviving entity agrees to pay the dissenting shareholders, partners, and/or members of each domestic corporation, partnership, limited partnership and/or limited liability company that is a party to the merger the amount, if any, to which they are entitled under section(s) 607.1302, 620.205, and/or 608.4384, Florida Statutes.

SEVENTH: If applicable, the surviving entity has obtained the written consent of each shareholder, member or person that as a result of the merger is now a general partner of the surviving entity pursuant to section(s) 607.1108(5), 608.4381(2), and/or 620.202(2), Florida Statutes.

EIGHTH: The merger is permitted under the respective laws of all applicable jurisdictions and is not prohibited by the agreement of any partnership or limited partnership or the regulations or articles of organization of any limited liability company that is a party to the merger.

NINTH: The merger shall become effective as of: the date the Articles of Merger are filed with Florida Department of State.

TENTH: The Articles of Merger comply and were executed in accordance with the laws of each party’s applicable jurisdiction.

ELEVENTH: SIGNATURE(S) FOR EACH PARTY:

(Note: Please see instructions for required signatures.)

Name of Entity	Signature(s)	Typed or Printed Name of Individual

ICBS INTERNATIONAL CORP	/S/ Jerry Gruenbaum	Jerry Gruenbaum, CEO & Chairman
	/S/ Nathan Lapkin	Nathan Lapkin, President & Secretary

WAH KING INVEST CORP.	/S/ Jerry Gruenbaum	Jerry Gruenbaum, CEO & Chairman
	/S/ Nathan Lapkin	Nathan Lapkin, President & Secretary

PLAN OF MERGER

The following plan of merger, which was adopted and approved by each party to the merger in accordance with section(s) 607.1107, 617.1103, 608.4381, and/or 620.202, is being submitted in accordance with section(s) 607.1108, 608.438, and/or 620.201, Florida Statutes.

FIRST: The exact name and jurisdiction of each merging party are as follows:

Name	Jurisdiction

ICBS INTERNATIONAL CORP.	Florida

SECOND: The exact name and jurisdiction of the surviving party are as follows:

Name	Jurisdiction

WAH KING INVEST CORP.	Delaware

THIRD: The terms and conditions of the merger are as follows:

As of May 9, 2005, ICBS International Corp. merged into Wah King Invest Corp. which became the surviving corporation (the "Surviving Corporation") with the clear understanding of the Constituent Corporations that as of that date, the separate existence of ICBS International Corp. shall cease, and Wah King Invest Corp. shall thereafter posses all of the rights, privileges, immunities, powers, licenses, permits and franchises, both of public and private nature, and all the property, real, personal and mixed, all debts due on any account and all chooses in action belonging to or inuring to either of the Constituent Corporations, and shall be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations. Any claim existing or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place. The Merger shall impair neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations.

FOURTH:

A.

The manner and basis of converting the interests, shares, obligations or other securities of each merged party into the interests, shares, obligations or other securities of the survivor, in whole or in part, into cash or other property are as follows:

For and in consideration of the merger of ICBS International Corp. into Wah King Invest Corp., Wah King Invest Corp. shall cause to be issued to the present stockholders of ICBS International Corp. which consists of a total of 33,871,702 shares outstanding as of the date of the merger, 33,871,702 shares of Wah King Invest Corp. Common Stock. Said 33,871,702 shares of Wah King Invest Corp. Common Stock shall represent all of the outstanding shares of Wah King Invest Corp. as of the date of the merger. The one share of Wah King Invest Corp. owned by ICBS International Corp. immediately prior to the closing shall by virtue of this merger, be cancelled and returned to the status of authorized and un-issued shares.

B.

The manner and basis of converting rights to acquire interests, shares, obligations or other securities of each merged party into rights to acquire interests, shares, obligations or other securities of the surviving entity, in whole or in part, into cash or other property are as follows:

N/A

FIFTH: If a partnership or limited partnership is the surviving entity, the name(s) and address(es) of the general partner(s) are as follows:

If General Partner is a Non-Individual,

Name(s) and Address(es) of General Partner(s)	Florida Document/Registration Number

N/A

SIXTH: If a limited liability company is the surviving entity the name(s) and address(es) of the manager(s)managing members are as follows:

N/A

SEVENTH: All statements that are required by the laws of the jurisdiction(s) under which each Non-Florida business entity that is a party to the merger is formed, organized, or incorporated are as follows:

The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations pursuant to Title 8 Section 252 of the General Corporation Law of the State of Delaware.

EIGHTH: Other provisions, if any, relating to the merger:

N/A